SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
PAPA MURPHY’S HOLDINGS, INC.
(Name of Issuer)
Common Stock, Par Value $.01
(Title of Class of Securities)
698814100
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33RD Floor
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
May 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698814100	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
	MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

CUSIP NO. 698814100	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
	MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

CUSIP NO. 698814100	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
	Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

CUSIP NO. 698814100	Schedule 13D	Page 5 of 7

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 22, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated March 19, 2018 (the “Amendment No. 1”) and as amended by Amendment No. 2 dated April 10, 2019 (the “Amendment No. 2”).  The Original Schedule 13D, the Amendment No. 1, the Amendment No. 2 and this Amendment No. 3 are together referred to herein as the “Schedule 13D”.
This Amendment No. 3 relates to the common stock, par value $0.01 per share (“Common Stock”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), owned by the Reporting Persons and is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 is hereby amended to add the following:
“Pursuant to the Support Agreement, MFP tendered all of its shares of Common Stock in the Offer.  On May 23, 2019 (the “Closing Date”), Parent successfully completed the Offer to purchase all tendered shares of Common Stock (including all Common Stock held by MFP) at a per share price of $6.45 in cash (the “Merger Consideration”).  Promptly thereafter on the Closing Date, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent.  The MFP Designee resigned from the Board effective upon consummation of the Merger.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing sections (a), (b), (c), (d) and (e) of Item 5 with the following:
(a)    As of the date of this Amendment to Schedule 13D, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.
(b)    As of the date of this Amendment to Schedule 13D, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of the Common Stock.
(c)    Transactions in the Common Stock during the past 60 days: As further described in Item 4, effective on the Closing Date, each share of Common Stock issued and outstanding immediately prior to the Closing Date, including the securities beneficially owned by the Reporting Persons was converted into the merger consideration.
(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment to Schedule 13D.
(e)    On the Closing Date, the Reporting Persons ceased to beneficially own in excess of 5% of the Common Stock.

CUSIP NO. 698814100	Schedule 13D	Page 6 of 7

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   June 14, 2019

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 698814100	Schedule 13D	Page 7 of 7

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2017, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Cooperation Agreement by and between Papa Murphy’s Holdings, Inc., MFP Partners, L.P. and Misada Capital Holdings, LLC, dated as of December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)*

Exhibit 3
Letter Agreement by and among Papa Murphy’s Holdings, Inc., MFP Partners, L.P., Misada Capital Holdings, LLC, and LEP Papa Murphy’s Holdings, LLC, dated December 21, 2017 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by Papa Murphy’s Holdings, Inc. on December 21, 2017 and incorporated herein by reference)*

Exhibit 4
Tender and Support Agreement, dated as of April 10, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2019 and incorporated herein by reference).*

* Filed previously